UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 1, 2026

In the Matter of

Sprott Physical Copper Trust
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario
Canada M5J 2J1

ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

File No: 001-43161

Sprott Physical Copper Trust has filed with the Commission and the NYSE Arca an application to register its Units on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Sprott Physical Copper Trust requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the NYSE Arca shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Michael Coco
Office Chief